EXHIBIT 21

INDEPENDENCE HOLDING COMPANY

Subsidiary	Jurisdiction
Independence Capital Corp.	Delaware
Standard Security Life Insurance Company of New York	New York
IHC Health Holdings Corp.	Delaware
IHC Carrier Solutions, Inc.	Delaware
Madison National Life Insurance Company, Inc.	Wisconsin
Madison Investors Corporation	Delaware
AMIC Holdings, Inc.	Delaware
Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
IHC SB Holdings, LLC	Delaware
IHC Specialty Benefits, Inc.	Delaware
HealthInsurance.org, LLC	Delaware
PetPartners, Inc.	Delaware
Global Accident Facilities, LLC	Delaware
Cook & Company Insurance Services, Inc.	Massachusetts
Madison Standard Corp.	Wisconsin